May 3, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:    Erin Purnell
                       Bradley Ecker

Re:	Energy Vault Holdings, Inc.

                         Amendment No. 2 to Registration Statement on Form S-1

Filed April 8, 2022

File No. 333-262720

Ladies and Gentlemen:

On behalf of Energy Vault Holdings, Inc. (the “Company”), this letter responds to the comments set forth in the letter to the Company dated April 22, 2022 from the staff of the Securities and Exchange Commission (the “Staff”), with respect to the above-referenced Amendment No. 2 to Registration Statement (the “Registration Statement”). For your convenience, we have repeated and numbered the comments from the April 22, 2022 letter in italicized print, and the Company’s responses are provided below each comment.

On behalf of the Company, we are also electronically transmitting for filing an amended version of the Company’s Amendment No. 3 to Registration Statement on Form S-1 (“Amended Registration Statement”).

Amendment No. 2 to Registration Statement on Form S-1

Selling Securityholders, page 102

1.	We note your disclosure on page 108 in response to comment 1 that based on the closing prices of your securities on April 7, 2022, the selling securityholders would have a potential unrealized gain of approximately $1.3 billion in the aggregate. Please revise to include this disclosure on the cover page.

Securities and Exchange Commission

May 3, 2022

RESPONSE TO COMMENT 1:

The Company has revised its disclosures on the cover page of the Amended Registration Statement’s prospectus to disclose the potential unrealized gain that the selling securityholders would have in the aggregate based on prevailing market prices for the Company’s securities.

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Securities and Exchange Commission

May 3, 2022

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Please do not hesitate to contact me at (650) 463-5335 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Jeffrey R. Vetter

cc:	Robert Piconi Energy Vault Holdings, Inc.

Michael Irvine

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP